PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. and Falconbridge Commence Joint Pulse EM Survey South of Montcalm Mine, West Timmins Nickel Project, Timmins, Ontario

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Pulse EM survey has begun to the south of the Montcalm Mine to identify deep conductive targets similar to those within the mine

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Survey is in conjunction with Falconbridge’s survey over the mine claims

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Survey follows the most recent drill program, which identified a similar geological environment to that which hosts the ore mineralization within the mine itself

May 16, 2006, Vancouver, BC – Pacific North West Capital Corp. (‘PFN’) (TSX: PFN; OTCBB: PAWEF, FRANKFURT: P7J) is pleased to announce the commencement of an extensive deep testing EM pulse survey over the Joint Venture claims to the south of the mine, in conjunction with Falconbridge Limited’s (“Falconbridge”) EM pulse survey over the mine property.

The PFN portion of the survey will cover the extension of the interpreted mine stratigraphy within the Montcalm Intrusive Complex (MFI).  The targets are new deep conductive zones with corresponding magnetic signatures similar to those identified with the Montcalm Mine.

This work is a consequence of the success in the recent drill program, which identified a geological environment to the south west of the mine that is similar to that hosting the ore mineralization (Cu-Ni) in the mine.  Wide zones of sulphide breccias were discovered in the MFI, as described in PFN’s news release of February 27, 2006.

The West Timmins Nickel Project is based upon an Option and Joint Venture Agreement with Falconbridge whereby PFN may earn up to a 100% interest.  The Project covers 355 square kilometres (87,720 acres), 60 kilometres west of Timmins, Ontario (see Location Figure).  To date, PFN has expended approximately $1.4 million on the project, and has met its 2006 work commitments.

News Release

May 16, 2006

The West Timmins project is adjacent to Falconbridge’s Montcalm deposit.  The deposit contains an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.5 million tonnes grading 1.46% nickel and 0.68% copper are in the proven and probable reserves and are expected to support a mine life of 5.5 years. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, a distance of approximately 90 kilometres to the east (See Location Figure).

For the past several years PFN has focused exclusively on platinum group metal (PGM) exploration and for the past three years PFN has had one of the most aggressive PGM exploration budgets in North America. Our exploration team, in addition to its expertise in PGMs, has considerable expertise in nickel exploration and now has the opportunity to partner with Falconbridge, providing a strategic link with a major mining and smelting partner in the Sudbury – Timmins area.

Under the terms of the Agreement PFN will spend $4 million over a 4 year period in order to vest with a 100% interest in the Project. Falconbridge, for its part, will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first. Under the Agreement PFN acts as Project Operator.

The Qualified Person for this release is John Londry, VP Exploration.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury Ontario, Canada, (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator. In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. On April 12, 2006, Pacific North West Capital Corp. acquired a 100-per-cent working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. PFN's exploration program will focus on the search for economic lode platinum mineralization in the ultramafic intrusive complex that is believed to be the source of platinum placer deposits. Management is currently completing plans for the 2006 exploration program.

PFN is involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.5 million in working capital and no debt.

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870 or visit our web site at www.pfncapital.com.

On behalf of the Board of Directors Harry Barr President and CEO
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

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May 16, 2006